Filed by Willis Group Holdings Public Limited Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Towers Watson & Co.

(Commission File No. 001-34594)

News Release	Contact: Media:	Juliet Massey +44 20 3124 7452 +44 7984 156739 Juliet.Massey@willis.com Stephen Cohen +1 212 886 9332 Stephen.Cohen@teneostrategy.com

	Investors:	Matt Rohrmann +1 212 915 8180 Matt.Rohrmann@Willis.com

WILLIS GROUP ANNOUNCES INTENTION TO ADJOURN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS SCHEDULED FOR NOVEMBER 18 2015

Meeting to vote on the proposed merger of equals with Towers Watson to be reconvened on November 20th 2015 at 09:30 EST

LONDON – November 18, 2015 – Willis Group Holdings (NYSE:WSH) intends to convene and vote to adjourn today’s Extraordinary General Meeting (EGM) without voting on any other proposals before its shareholders. The decision was made as a result of Towers Watson’s announcement that it has adjourned its Special Meeting of Stockholders in order to provide additional time for its shareholders to vote.

The Willis Group EGM was called to vote on four proposals related to the Company’s proposed merger of equals with Towers Watson (Nasdaq:TW), including a proposal granting Willis the ability to adjourn the meeting to a later date. Pending confirmation that shareholders have voted in favour of that proposal, the meeting will be adjourned and reconvened on 20 November at 09:30 EST.

Dominic Casserley, Willis Group Chief Executive Officer, said: “We continue to believe that the proposed deal is powerful for both sets of shareholders. Bringing together Willis and Towers Watson is expected to generate significant value through very achievable cost savings, incremental revenues and tax benefits. Both companies have successful growth strategies in their own right, but we can achieve more together, and faster, than we can alone.”

As previously disclosed, the merger is expected to create $4.7 billion in incremental shareholder value. The combined company is expected to generate between $375-675 million in incremental annual revenue in its healthcare exchange, large market property & casualty insurance broking, and global benefits consulting business. The companies also project annual cost savings of between $100-125 million, and a further $75 million in annual tax savings.

“We will continue our dialogue with shareholders of both companies, encouraging them to support this deal as it will drive value creation for both sets of shareholders.” said James McCann, Chairman of Willis Group.

In addition to merger synergies, Willis brings the promise of strong growth and significant margin improvement to the merged company. Through the first nine months of this year, Willis delivered 7% underlying growth in commissions and fees through its diverse portfolio of products and geographies. The company’s recent strategic M&A activity – including purchases of Miller Insurance and Max Matthiessen, and the pending acquisition of Gras Savoye – are driving additional growth. In addition, the company’s Operational Improvement Program (OIP) continues to exceed expectations: this year Willis raised its expected annualized OIP cost savings by the end of the program to $325 million.

Willis shareholders of record as of October 2, 2015 remain eligible to vote at the rescheduled meeting. The meeting will take place at November 20th 2015 at Willis’ New York offices at 200 Liberty Street, New York, NY, at 09:30 EST.

If a Willis shareholder has previously submitted its proxy card and does not wish to change its vote, no further action is required. A Willis shareholder wishing to change its vote or with questions about the transaction or how to vote their shares may contact the firm’s proxy solicitor, Morrow & Co, LLC at 1 (800) 278-2141.

Additional information is available at www.willisandtowerswatson.mergerannouncement.com.

About Willis

Willis Group Holdings plc, is a leading global risk advisory, re/insurance broking and human capital and benefits firm. With roots dating to 1828, Willis operates today on every continent with more than 18,000 employees in over 400 offices. Willis offers its clients superior expertise, teamwork, innovation and market-leading products and professional services in risk management and transfer. Our experts rank among the world’s leading authorities on analytics, modelling and mitigation strategies at the intersection of global commerce and extreme events. Find more information at our Website, www.willis.com, our leadership journal, Resilience, or our up-to-the-minute blog on breaking news, WillisWire. Across geographies, industries and specialisms, Willis provides its local and multinational clients with resilience for a risky world.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY, 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Responsibility Statement

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.

Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.